10/8/04

04013363

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12173

RECEIVED DEC - 6 2004 WASH., D.C. 213 (SEC MAIL PROCESSING SECTION)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 (MM/DD/YY) AND ENDING 09-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Bethlehem Pike
(No. and Street)

Spring House (City) PA (State) 19477 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.P. McAndrew & Company, P.C.
(Name – *if individual, state last, first, middle name*)

8333 Germantown Avenue P.O. Box 4072 (Address) Philadelphia (City) PA (State) 19118 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN A. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

GENERAL PARTNER
Title

[signature: Phoebe N. Doering]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Phoebe N. Doering, Notary Public
Ambler Boro, Montgomery County
My Commission Expires Sept. 24, 2007
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPM

J. P. McAndrew & Company, P.C.

Certified Public Accountants

November 10, 2004

To the Partners
Burke, Lawton, Brewer & Burke
Spring House, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke as of September 30, 2004, and the related statements of income and changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J. P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke
Statement of Financial Condition
September 30, 2004

Assets

Cash and cash equivalents	483,505
Deposits with clearing organizations	25,000
Receivable from clearing organization	73,313
Accrued commissions income receivable	279
Prepaid expenses and miscellaneous receivables	11,477
Marketable securities owned, at market value	1,040,648
Property and equipment, at cost, less accumulated depreciation $132,486	5,348
	1,639,570

Liabilities and Partners' Equity

Accounts payable, accrued expenses and other liabilities	8,427
Partners' equity	1,631,143
	1,639,570

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke
Statement of Income and Changes in Partners' Equity
For the Year Ended September 30, 2004

Revenues	
Commissions	890,750
Net dealer inventory and investment gains	69,329
Margin interest	36,696
Interest and dividends	109,614
Administration fees	870,000
	1,976,389
Expenses	
Employees compensation and benefits	943,102
Clearing charges	203,226
Communications	27,691
Occupancy and equipment	163,626
Taxes	4,452
Promotional costs	34,571
Data Processing Costs	31,093
Regulatory expenses	37,667
Other operating expenses	50,044
Depreciation	4,027
	1,499,499
Net Income	476,890
Partners' equity, October 1, 2003	1,323,011
Partner contributions, net of distributions	(168,758)
Partners' equity, September 30, 2004	1,631,143

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:	
Net income	476,890
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	4,027
(Increase) in receivables from clearing organization	(51,475)
(Increase) in accrued commissions income receivable	(46)
Decrease in prepaid and miscellaneous receivables	5,336
Increase in accounts payable, accrued expenses and other liabilities	2,488
Net cash provided by operating activities	437,220
Cash flows from investing activities:	
Decrease in marketable securities owned	86,741
Net cash provided by investing activities	86,741
Cash flows from financing activities:	
Partners contributions, net of distributions	(168,758)
Net cash used in financing activities	(168,758)
Net increase in cash and cash equivalents	355,203
Cash and cash equivalents at beginning of period	128,302
Cash and Cash equivalents at the end of period	483,505

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke
Notes to Financial Statements
For the Year Ended September 30, 2004

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke (the Firm) is a partnership operating as a fully disclosed registered broker - dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years) . Depreciation expense for the period is $4,027.

Note 2. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

Money Market Funds	54,108
Mutual Fund	223,897
Equity Securities	762,643
Total	1,040,648

Note 4. Retirement Plan

Effective January 1, 2001, the Firm adopted a simplified employee pension plan (SEP). The SEP covers all employees at least 21 years of age with a half year of service. The total expense for the year ended September 30, 2004, was $76,346.

Note 5. Related Party Transactions

The Firm leases its office from the general partner on a month to month basis. The total expense for the year ended September 30, 2004 was $120,000.

The Firm has an agreement with Venture Securities Corporation (owned by the general partner) to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to Venture, are reimbursed by Venture and are included in the Statement of Income as of September 30, 2004.

Note 6. Income Tax

As a partnership, the Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the individual partners report their respective shares of income or loss on their personal tax returns.

Note 7. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004 the Firm had net capital of $1,423,129, which was $1,173,129 in excess of its required net capital of $250,000. The Firm's net capital ratio was .006 to 1.

Note 8. Rule 15c3-3 Requirements

The operation of Burke Lawton Brewer & Burke does not include physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such rule.

Note 9. Fair Values of Financial Instruments

Financial instruments on the balance sheet at September 30, 2004, comprised of cash, receivables, marketable securities and payables are valued as noted below:

Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 10. Concentration of Credit Risk

Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2004, excess amounts over the FDIC insurance limits was $383,505.

Market securities consists of a diversified portfolio of equity securities and mutual fund. The Firm has a significant holding in an equity security which accounts for 31% of the total market value of securities owned.

Note 11. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee on 2004, and has recorded no liabilities with regard to the commitment as of September 30, 2004.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Supplementary Information Required By
SEC. Rule 17a-5

November 10, 2004

To the Partners
Burke, Lawton, Brewer & Burke
Spring House, Pennsylvania

We have audited the financial statement of Burke, Lawton, Brewer & Burke for the year ended September 30, 2004, and have issued our report thereon dated November 10, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.P. McAndrew & Company, PC

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2004

Net Capital		1,631,143
Total partners' equity		
Deductions and/or charges		
Non-allowable assets		
Property and equipment	5,348	
Prepaid expenses and miscellaneous receivables	11,477	
Non-allowable receivable from broker dealer	4,228	21,053
		1,610,090
Less securities haircut pursuant to Rule 15c 3-1		
Trading and investment securities		
corporate obligations	146,543	
Undue concentrations	23,618	
Other - NASDAQ stock	16,800	
		186,961
Net capital		1,423,129
Aggregate Indebtedness		
Items includes in statement of financial condition		
Other accounts payable, accrued expenses and other liabilities		8,427
Total aggregate indebtedness		8,427
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		561
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		250,000
Net capital in excess of minimum required		1,173,129
Ratio: Aggregate indebtedness to net capital		.006 to 1

Burke, Lawton, Brewer & Burke
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2004

Reconciliation to the Firm's computation as of September 30, 2004, net capital as reported	1,415,709
Undue concentration adjustment	109
To record accrued commissions receivable	279
To adjust accounts payable and accrued expenses	7,032
Net capital per above	1,423,129

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of Focus Report

No material differences exist between the amount above and the computation by Burke, Lawton, Brewer & Burke in Part II-A of the focus report on form X-17A-5 at September 30, 2004.

JPM

J.P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

November 10, 2004

To the Partners
Burke, Lawton, Brewer, & Burke
Spring House, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Burke, Lawton, Brewer & Burke (the Firm) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards establishes by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.

J. M. Cordner & Company, PC